EXCEED COMPANY LTD. TO MIGRATE TO
NASDAQ GLOBAL SELECT MARKET

Fujian, China —January 3, 2011 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS” or the “Company”), the owner and operator of “Xidelong” brand - one of the leading domestic sportswear brands in China, announced that, effective today, the Nasdaq Stock Market has transferred the listing of Exceed’s securities to the Nasdaq Global Select Market from the Nasdaq Global Market. EDS, EDSUU and EDSWW will continue to be the trading symbol for the Company’s common stock, units and warrants, respectively.

Mr. Shuipan Lin, Exceed's founder, Chairman and CEO, commented, “We are proud to be included in the NASDAQ Global Select Market as we believe it is a mark of our financial and operational achievements and leadership position. We remain confident that our solid and well-defined strategy and consistently executed initiatives to capitalize on market opportunities in China will allow us to achieve sustainable long-term growth. We believe that our inclusion in the NASDAQ Global Select Market will contribute to our growth strategy by increasing our capital markets visibility and broadening our shareholder base.”

About Exceed Company Ltd.
Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbols "EDS", "EDSWW" and "EDSUU".

For further information please visit the Company’s website at http://www.ir.xdlong.cn.

For further information, please contact:

Investor Relations (Hong Kong)
Savoy Lee
Taylor Rafferty
T: +852 3196 3712
E: Exceed@Taylor-Rafferty.com

Investor Relations (US)
Delia Cannan
Taylor Rafferty
T: +1 (212) 889-4350
E: Exceed@Taylor-Rafferty.com